Mail Stop 4561

January 10, 2007

VIA USMAIL and FAX (303) 708-5999

Mr. Charles E. Mueller, Jr.
Chief Financial Officer
Archstone-Smith Operating Trust
9200 E. Panorama Circle, Suite 400
Englewood, Colorado 80112

      Re: **Archstone-Smith Operating Trust**
                Form 10-K for the year ended 12/31/2005
                Filed on 3/9/2006
                File No. 001-10272

Dear Mr. Charles E. Mueller, Jr.:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Jorge Bonilla
                Senior Staff Accountant